Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 8, 2012	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Duc Dang

RE:	United Realty Trust Incorporated

Amendment No. 4 to Registration Statement on
Form S-11
Filed July 17, 2012
File No. 333-178651

Dear Mr. Dang:

On behalf of our client, United Realty Trust Incorporated (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 1, 2012 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on December 21, 2011 (No. 333-178651), as amended by Amendment No. 1 filed by the Company with the Commission on December 21, 2011, Amendment No. 2 filed by the Company with the Commission on February 13, 2012, Amendment No. 3 filed by the Company with the Commission on May 4, 2012 and Amendment No. 4 filed by the Company with the Commission on July 17, 2012 (the registration statement, as so amended, the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 5 to the Registration Statement (“Amendment No. 5”). Amendment No. 5 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 5. All page number references in the Company’s responses are to page numbers in Amendment No. 5.

Compensation Table, page 102

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

August 8, 2012

Subordinated Share of Annual Cash Flows, page 111

1.	Please revise to clarify that “distributions” includes those that are made from sources other than operating cash flow and discuss the risk and conflict associated with such inclusion and that annual returns will not factor in any changes in the value of your shares, if true. Please discuss the significance, if any, associated with the use of charter provisions instead of GAAP in calculating “net cash flows.”

With respect to the first part of the comment, we have made the requested revisions (page 112). With respect to the second part of the comment, the term “net cash flows” is defined in the advisory agreement, and differs from GAAP cash flows because rather than measuring cash flow per se, it seeks to quantify the economic reality facing the Company, and therefore help to align the incentives of the advisor and the Company. The metric subtracts operating expenses, including non-cash expenses such as depreciation and amortization, as well as one-time expenses such as acquisition fees and acquisition expenses, from revenues and cash proceeds from sales. In this regard, “net cash flows” has similarities to GAAP net income.

Prior Performance Tables

2.	You indicate in the introduction that these programs have substantially similar objectives to your proposed program.

•	Please revise to clarify whether the prior programs and non-programs had an offering period that will be akin to yours.

•	Also, clarify whether investors had the ability to withdraw their investments. If not, discuss how that impacts the operational differences between the prior investments and your proposed operations.

•	Please revise your table and the introductory narrative to highlight the magnitude of the leverage used by these programs and explain how it is similar or dissimilar to your “prudent leverage” policy.

•	For the non-programs that involved non-passive investors, discuss how the non-passive investors impacted those investments and how that is different from your proposed program.

We have revised the disclosure as requested (pages 160, 161, A-1-1, A-2-1, and A-2-4).

3.	Please tell us why you are not able to provide any disclosure regarding any compensation received by your sponsors from the programs and non-programs that they sponsored.

We have revised the first table in Appendix A-2 to disclose acquisition fees, the only compensation that Mr. Frydman and his affiliates received from all prior transactions since 1996 (page A-2-1).

August 8, 2012

Sales or Disposals…., page A-2-5

4.	We note your response to comment 11 and the continued inclusion of cumulative distributions disclosure and the addition of footnote 1 discussing your average annual return and total cumulative cash distributions. Please tell us how your presentation is consistent with Table V of Appendix II of Industry Guide 5 and remove the column disclosing the annual return based on holding period, since investors in this program will be making investments in you at different times. Also, please tell us how you have defined the term “cash expenditures” for the basis of this table.

We have revised the table as requested. The disclosure is consistent with Table V of Guide 5 because Table V calls for information regarding cash received from sales and operations, which is the nature of the information presented on page A-2-7 under the heading “Distributions.” “Cash expenditures”, as such term is used in the table, includes all cash expenditures relating to the acquisition, operation and disposal of properties.

5.	Please tell us why you have elected to incorporate distribution related disclosure into this table instead of providing it on a per $1,000 invested format, as outlined in Table IV of Industry Guide 5.

We have revised the table to provide distribution-related disclosure per $1,000 invested. Please see page A-2-6.

Legal Opinion

6.	Please have counsel revise the legal opinion to identify the “other documents and matters” they have examined in connection with their opinion.

Venable LLP has made the requested revision to its legal opinion.

Brochure

7.	Please revise your risk factor page to clarify that there is no guarantee of distributions.

The Company will make the requested change to its brochure.

Website Pages Submitted July 19, 2012

8.	Please revise your “Important Risk Considerations” page to clarify that there is no guarantee of distributions.

The Company will make the requested change to its website.

August 8, 2012

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.